UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Madison Strategic Sector Premium Fund
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

558268108
(CUSIP Number)

Frank E. Burgess 550 Science Drive Madison, WI 53711 608-274-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	558268108

1	NAMES OF REPORTING PERSONS
Frank E. Burgess
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
447,466
	8	SHARED VOTING POWER
-
	9	SOLE DISPOSITIVE POWER
447,466
	10	SHARED DISPOSITIVE POWER
-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
447,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.    Security and Issuer
This statement relates to the shares of common stock (the “Shares”) of Madison Strategic Sector Premium Fund (the “Issuer”). The address of the principal executive offices of the Issuer is 550 Science Drive, Madison, WI 53711.
Item 2.    Identity and Background

(a)	The reporting person is Frank E. Burgess.

(b)	550 Science Drive, Madison, WI 53711

(c)
The reporting person is the Chairman of the Board of Madison Investment Holdings, Inc. (“MIH”), which is the parent company of Madison Asset Management, LLC (“MAM”), the investment adviser to the Issuer. The principal business address of MIH (and MAM) is 550 Science Drive, Madison, WI 53711.

(d)	The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
The reporting person has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f)	The reporting person is a citizen of the United States of America.
Item 3.    Source and Amount of Funds or Other Consideration
The reporting person has beneficially owned Shares for a number of years. As of May 16, 2018, he had acquired a total of 447,466 Shares, for an aggregate purchase price of approximately $5,614,772, excluding brokerage commissions, using his own personal funds.
Item 4.    Purpose of Transaction
The reporting person acquired the Shares for investment purposes. The reporting person initially intended to acquire 400,000 Shares on November 10, 2017. For various unrelated reasons, he purchased more than his targeted amount at that time. He is now looking for opportunities to trade shares to attain his target level, including the 9,000 shares sold on May 16th (as described in Item 5(c) below).
The reporting person is the founder, majority owner and Chairman of the Board of MIH. Until August 2017, the reporting person also served as a member of the Board of Trustees of the Issuer. From 2005 to 2015, the reporting person served as the Issuer’s co-portfolio manager. While the reporting person is no longer involved in the day-to-day operations of the Issuer, he has engaged, and may engage in the future, in communications with one or more officers, trustees, or other representatives of the Issuer, as well as certain shareholders of the Issuer, regarding the Issuer, including but not limited to, ways in which the Issuer can improve performance and corporate governance and maximize shareholder value. The reporting person may discuss ideas that, if effected, may result in changes in the Board of Trustees or management of the Issuer and/or other strategic alternatives.
Although the reporting person does not have any specific plan or proposal to acquire additional Shares or dispose of the Shares he holds (other than as described above), he may, at any time and from time to time, acquire additional Shares or dispose of any or all of the Shares he holds, depending upon a number of factors, including his ongoing evaluation of the merits of the investment in Shares, prevailing market conditions, other investment opportunities, and liquidity needs.

Except as set forth above, the reporting person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The reporting person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.
Item 5.    Interest in Securities of the Issuer

(a)
The aggregate percentage, 7.7%, of Shares reported owned by the reporting person is based upon 5,798,291 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s most recent Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on March 6, 2018.

(b)	Regarding the number of Shares as to which such person has:
(i)    sole power to vote or to direct the vote: See line 7 of the cover sheet.
(ii)    shared power to vote or to direct the vote: See line 8 of the cover sheet.
(iii)    sole power to dispose or to direct the disposal: See line 9 of the cover sheet.
(iv)    shared power to dispose or to direct the disposal: See line 10 of the cover sheet.

(c)	The transactions in the Shares by the reporting person over the last 60 days are set forth in Schedule A below:

Schedule A
Transactions in the Shares over the last 60 days[1]
Nature of Transaction	Securities Purchased (Sold)	Price Per Share ($)	Date of Purchase/ Sale
Sale of Common Stock	(4,233)	$11.84	5/16/2018
Sale of Common Stock	(4,367)	$11.85	5/16/2018
1 All trades were open market transactions.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by the reporting person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in Item 4, the reporting person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Item 7.    Material to Be Filed as Exhibits
Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/17/2018
Dated
/s/ Frank E. Burgess
Signature
Frank E. Burgess
Name